SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.: 0)*


Name of Issuer:                     SureWest Communications


Title of Class of Securities:       Common Stock


CUSIP Number:                       868733106


Date of Event Which Requires Filing of this Statement: April 30, 2002

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          (X) Rule 13d-1(b)
          ( ) Rule 13d-1(c)
          ( ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))


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                                    13G

CUSIP No.: 868733106


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plan(s).

         I.R.S. Identification Number 23-2186884.

2.       CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

         Not Applicable    A.                   B.


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.       SOLE VOTING POWER

                           None

6.       SHARED VOTING POWER

                           1,586,819 Shares

7.       SOLE DISPOSITIVE POWER

                           None

8.       SHARED DISPOSITIVE POWER

                           1,586,819 Shares


                                PAGE 2 OF 6 PAGES


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                                       13G

CUSIP No.: 868733106


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,586,819 Shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                           Not applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           10.648%

12.      TYPE OF REPORTING PERSON

                           BK


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

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ------------

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                 ------------

Item 1 (a) - Name of Issuer

                           SureWest Communications

Item 1 (b) - Address of Issuer's Principal Executive Officers:

                           211 Lincoln Street
                           Roseville, CA  95678-0969

Item 2 (a) - Name of Person Filing:

                           Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plan(s).

Item 2 (b) - Address of Principal Business Office or, if none, residence
------------------------------------------------------------------------

                           500 Admiral Nelson Blvd.
                           Malvern, PA  19355

Item 2 (c) - Citizenship

                           Pennsylvania

Item 2 (d) - Title of Class of Securities

                           Common Stock

Item 2 (e) - CUSIP Number

                           868733106

Item 3 - Type of Filing:

         If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

                           (b) X  Bank as defined in Section 3(a)(6) of the Act.
                              ---

                                PAGE 4 OF 6 PAGES


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Item 4 - Ownership:

         (a) Amount Beneficially Owned:

                           1,586,819 Shares

         (b) Percent of Class:

                           10.648%

         (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                           None

                  (ii)  shared power to vote or to direct the vote:
                           1,586,819 Shares*

                  (iii) sole power to dispose or to direct the disposition of:
                           None

                  (iv)  shared power to dispose or to direct the disposition of:
                           1,586,819 Shares**


* Vanguard Fiduciary Trust Company is the trustee of certain employee benefit plans, which are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Shares of the issuer's Common Stock are held in trust for the benefit of employees in the plans. As of April 30, 2002, the trustee held 1,586,819 shares of the issuer's Common Stock on behalf of the plans, all of which had been allocated to plan participants. The plan trustee votes shares allocated to participant accounts as directed by participants. Shares of the issuer's Common Stock held by the trustee on behalf of the plans as to which participants have made no timely voting directions, are voted by the plan trustee in the same proportions as shares for which directions are received (subject to the trustee's responsibilities under Section 404 of ERISA). For tender decisions, if no instruction is received from a participant, the shares will not be tendered.

**Shares of Common Stock are held in the issuer's employee benefit plans in various accounts and were allocated by the source of contribution (employer, the predecessor to the employer or the employee). Shares of Common Stock held by the trustee on behalf of the plans may be disposed of by the plans or the trustee only in accordance with the terms of the plans. For tender decisions, if no instruction is received from a participant, the shares will not be tendered.

Item 5.  Ownership of Five Percent or Less of a Class.

                           Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     All of the securities are beneficially held by Vanguard Fiduciary Trust Company in its fiduciary capacity, as trustee of certain employee benefit plans. As a result, participants in the plans are entitled to receive dividends or proceeds from the sale of shares reported in this Schedule 13G in accordance with the terms of the plans.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable


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Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.  Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Vanguard Fiduciary Trust Company disclaims beneficial ownership of all shares held in trust by the trustee that have been allocated to the individual accounts of participants in the plans for which directions have been received, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           Date:    June 10, 2002


                                    Vanguard Fiduciary Trust Company, Trustee



                                    By:_______________________________
                                       Name:  Joseph Dietrick
                                       Title:    Assistant Secretary



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